ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham; Pam Howell

Re:	Sculptor Acquisition Corp I
Registration Statement on Form S-1
Filed October 15, 2021
File No. 333-260302

Ladies and Gentlemen:

On behalf of Sculptor Acquisition Corp I (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are submitting with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions made in response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 8, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comments contained in the Comment Letter are reproduced below in italics and the corresponding response is shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	November 19, 2021

Registration Statement on Form S-1

Prospectus Cover Page, page i

1.
We note the disclosure on the cover page regarding the ability to extend the time period to complete the initial business combination. Your disclosure appears to provide two separate extensions. Please provide clear disclosure throughout the prospectus of the interplay of these two extensions and the differences. For instance, clarify whether the sponsor is required to deposit additional funding into the trust account to extend the offering if the company has entered into a letter of intent, agreement in principle or definitive agreement. In addition, please provide clear disclosure each place you discuss the extensions that public shareholders will not be offered the opportunity to vote on or redeem their shares in connection with any such extension, such as in the definition of the completion window on page 1. Lastly, please reconcile the summary risk factor disclosure on page 45 and the risk factor on page 58, which references only 2 extensions of 3 months each, with the cover page disclosure, which reflects a maximum of 3 extensions of 3 months each.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure pertaining to this matter on page i of the prospectus cover, and pages 1, 8, 25, 26, 44, 57, 112, 113 and F-8 of the Amended Registration Statement.

Exhibit Index, page II-3

1.
We note the auditor's consent refers to their report dated June 4, 2021 but the report included on page F-2 does not include this date. Please include an updated consent in your next amendment that refers to the appropriate audit report date.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that the auditor has provided a revised consent included as Exhibit 23.1 of the Amended Registration Statement.

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Securities and Exchange Commission	- 3 -	November 19, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9160.

Very truly yours,

/s/ Michael R. Littenberg
Michael R. Littenberg

cc:	Steven Orbuch (Sculptor Acquisition Corp I)